

November 19, 2024

Ng Wai Ian
Director, Chairman of the Board and Chief Executive Officer
Zenta Group Co Ltd
Avenida do Infante D. Henrique
No. 47-53A, Macau Square
8th Floor, Unit J
Macau 999078

> **Re: Zenta Group Co Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted October 25, 2024**
> **CIK No. 0002011458**

Dear Ng Wai Ian:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2024 letter.

Amendment No. 3 to Draft Registration Statement submitted October 25, 2024

Capitalization, page 38

1. Please revise to include cash and cash equivalents and consider a double underline to highlight that these amounts are not included in total capitalization. In addition, tell us your consideration of including amounts due to a related party in total capitalization.

Financial Statements, page F-1

2.   We note that your registration statement is an initial public offering, and the current audited financial statements are older than 12 months. Please clarify how you complied with the requirements of paragraph A(4) of Item 8 of Form 20-F. Revise to either update your audited financial statements or include the relevant representation as allowed under Step 2 of the Instructions to Item 8.A.4 of Form 20-F.

General

3.   On the cover page of the Resale Prospectus you note that "prior to this Offering, there has been no public market for our Ordinary Shares..." and you provide an estimate of the initial public offering price. However, your disclosure indicates that the Selling Shareholders will not offer the resale shares until completion of the initial public offering and the successful listing of your shares on Nasdaq. Given that this prospectus will be used for the resale offering, please revise to reflect that the offering will take place after completion of the initial public offering and include a placeholder for the initial public offering price as well as the most recent trading price and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. We also note that the Plan of Distribution indicates that the Selling Shareholders can sell their shares "on any stock exchange" and sales may be at "fixed" prices, which appears to conflict with your disclosure that the Selling Shareholders will sell at market prices or privately negotiated prices. Please clarify and revise as appropriate.

4.   Please revise the cover page of the Resale Prospectus to include the China-based issuer disclosure that is provided on the front cover page of the Public Offering Prospectus.

5.   The Prospectus Summary included in the Resale Prospectus references the Public Offering Prospectus and some of the disclosure is not applicable to the Resale Offering. For example, in the lead-in paragraph to the Overview, the disclosure references the Public Offering Prospectus, and the disclosure under "Corporate History and Structure" and the number of ordinary shares outstanding before the offering all appear to relate to the initial public offering. Please revise.

      Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick